The Board of Directors of the Advisors Series Trust
(the "Predecessor Trust") held a Special Meeting of the Shareholders of the Al Frank Fund and Al Frank Dividend
Value Fund (each a "Predecessor Fund" and collectively, the "Predecessor Funds"), each a series of the Predecessor Trust, on January 17, 2013 for the purpose of approving an Agreement and Plan of Reorganization, dated January 18,
2013 by and among the Predecessor Trust, on behalf of the Predecessor Funds, Northern Lights Fund Trust II (the "Trust"), on behalf of its newly created series the Al Frank Fund and Al Frank Dividend Value Fund (each a "Fund", and collectively, the "Funds"), and AFAM Capital, Inc. the investment advisor to the Predecessor Funds and the Funds
(the "Advisor") regarding the proposed reorganization of the Predecessor Funds with and into the Funds. At the close of business November 30, 2012, the record date for the Special Meeting of Shareholders, there were total outstanding 3,450,448 shares of beneficial interest of the predecessor Al Frank Fund and total outstanding shares of 1,148,705 shares of beneficial interest of the predecessor Al Frank Dividend Value Fund. Accordingly, shares represented in person and by proxy at the Special Meeting equaled 53.96% of the outstanding shares of the predecessor Al Frank Fund and 51.56% of the outstanding shares of the predecessor Al Frank Dividend
Value Fund. Therefore, a quorum was present for each Predecessor Fund.

With respect to approval of the proposed Agreement and Plan of Reorganization the following votes were cast:

Al Frank Fund
For Approval: 1,739,748 shares voted
Against Approval: 54,150 shares voted
Abstained: 68,000 shares voted

Al Frank Dividend Value Fund
For Approval: 568,541 shares voted
Against Approval: 7,376 shares voted
Abstained: 16,390 shares voted